

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

Via E-Mail

Tiffany Posil
David W. Bonser
Hogan Lovells LLP
555 13th Street NW
Washington, DC 20004-1109

> **Re: Colony Capital, Inc.**
> **Schedule TO-I filed on August 27, 2020**
> **File No. 5-89832**

Dear Ms. Posil and Mr. Bonser:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1)(i) to the Schedule TO-I filed on August 27, 2020.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed August 27, 2020

Exhibit 99(A)(1)(i) – Offer to Purchase

Cover Page

1. Refer to the first full paragraph on the cover page, which discloses the Expiration Time for the Offer with the caveat that the Offer could be "earlier terminated in the Company's sole discretion." Since the Offer period is exactly 20 U.S. business days, as required by Rule 13e-4(f)(1)(i), it is not clear how the Company could terminate it earlier, unless

pursuant to the failure of a listed Offer condition, which would not appear to be in the issuer's "sole discretion." Please revise or advise.

2. On the cover page and elsewhere in the Offer to Purchase, you characterize the Offer as being "open to all holders of record of Convertible Notes." Also, on page iv, you state "[o]nly Holders – i.e., record owners, as reflected in the Company's registry of ownership – are entitled to tender Convertible Notes." However, it appears from disclosure later in the Offer to Purchase that the Offer is open to beneficial holders as well, but they must tender through their record holder nominee. In future filings, avoid statements such as these that the Offer is only "open" to record holders, which may be confusing and would violate the all-holders provisions of Rule 13e-4.

Determination of Validity, page 12

3. You state that the Company reserves the right to reject any tenders that acceptance of or payment for may "upon the advice of counsel for the Company, be unlawful." Please clarify the circumstances under which the Company could reject tenders, other than for defects in such tenders, consistent with Rule 13e-4(f)(8)(i). See also, comment 9 below.

Conditions to the Offer, page 15

4. On page 16, briefly expand to describe what kinds of events could trigger an "escalation of the impacts of the recent CVID-19 viral outbreak' so that Holders can understand the scope of this condition.

5. On page 16, quantify what would constitute a "material change in United States or any other currency exchange rates" for purposes of this Offer condition, including when and as of what date such change would be measured.

6. See our last comment above. We note that as currently drafted, a material change in any global currency exchange rate in any global currency would appear to trigger your Offer condition. As such, this condition appears to be very broad and not necessarily tied to the Company or its business or any material impact, whether negative or positive, on the same. Confirm in your response letter that this is your intention, or consider revising.

7. In the same condition, clarify what is meant by a limitation on currency markets.

8. All Offer conditions must be objective and outside the control of the Company. Reserving the right to assert an Offer condition in the Company's "sole discretion" raises concerns of an illusory offer. Similarly, stating that an Offer condition may be asserted "regardless of the circumstances giving rise to any such condition" raises the possibility that the Company's own actions or inaction could "trigger" a listed Offer condition.

Please revise the language in the second full paragraph on page 17 to address these concerns regarding an illusory offer.

Other Material Information, page 27

9. Refer to the statement in this section indicating that tenders may not be accepted from Holders in certain jurisdiction. While Offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered Notes will not be accepted from all Holders. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii). Please make corresponding changes throughout the offer to purchase where such language appears.

We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions